Rome October 5, 2006

Andrew Mew and Larry Spirgel
United States Securities and Exchange Commission
450 Fifth Street., N.W.
Washington, D.C. 20549

Re:	Telecom Italia Media S.p.A.
Form 20-F for Fiscal Year Ended December 31, 2005
Filed June 30, 2006
File No. 333-12334

Dear Mr. Mew and Mr. Spirgel:

     As discussed with Mr. Spirgel on October 4, 2006, Telecom Italia Media S.p.A. (“TI Media”) is preparing responses to the comments of the staff of the Division of Corporation Finance on TI Media’s annual report on Form 20-F for the year ended December 31, 2005. In order to allow sufficient time for TI Media’s response to be prepared and reviewed by certain corporate governance bodies of TI Media and its parent company Telecom Italia, we expect to file TI Media’s responses by no later than October 20, 2006.

Very truly yours,

/s/ Paolo Serra
Paolo Serra
Chief Financial Officer

Telecom Italia Media S.p.A.

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